Offering Statement



FUGU, Inc.

111,112 shares of common stock

$2.25 per share

The date of this Offering Statement is April 20, 2017

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

No person has been authorized to give any information or to make any representations in connection with the offer made by this investment memorandum, nor has any person been authorized to give any information or make any representations other than those contained in this investment memorandum, and if given or made, such information or representations must not be relied upon. This investment memorandum does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering statement nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

TABLE OF CONTENTS

FUGU, Inc.

$250,000 in Common Shares

$2.25 per Share

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Statement. See "Risk Factors" for information to be considered by prospective investors.

FUGU, Inc., an Oregon corporation, (the "Company") is a development stage company engaged in the design, development, construction and operation of a state-of-the-art indoor agricultural facility utilizing natural sunlight through light deprivation greenhouses in a 16,000 square foot "clean sheet of paper" design to produce the lowest cost growing method that is also capable of sustainably producing large volumes of medical-grade, "top shelf" sun-grown plants in a completely controlled "clean room" indoor environment at a fraction of the cost of plants grown in enclosed converted warehouse type facilities.

FUGU's approach solves a significant and growing problem for retailers and consumers alike: The inconsistent availability of trusted product. To solve that problem, the Company's facility and work flow process design allows for continuous, year-round harvests. With a significantly smaller carbon footprint and lower operating costs vs competing grow methods, while still being able to primarily use natural sunlight through a high-grade polycarbonate, light diffusing roofing material, the Company will be able to supply the significant Oregon market with consistent delivery of the strains the marketplace demands, day in and day out, all year round. With that foundation, the Company is able to effectively "brand" its products through a communications, distribution, marketing and sales strategy that positions the Company to be a leader in what *Inc.* magazine has termed the fastest growing industry in the United

RISK FACTORS

For purposes of this section, the terms "we," "us," and "our" refer to the Company, and the term "you" refers to you as a prospective investor. You are urged to consider carefully, with your advisers, all of the risks described below before deciding whether to purchase the Shares. Each of the risks identified below could have a material adverse effect on your investment in the Shares and may result in the loss of your entire investment.

Disclaimers

Nothing contained in these Risk Factors is or may be relied on as a promise or representation as to any future performance or event. These Risk Factors speak only as of the date of this Agreement, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate entering into this Agreement, and you must conduct your own independent analysis.

These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our businesses and their futures. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment in the Shares.

No person has been authorized to give any information or to make any representation other than those contained in this Offering Statement and the documents referenced herein. You should not rely on any information or representations other than those contained in this Offering Statement or in the documents referred to herein.

Company Risks

1. <u>We have no operating history</u>. Our marijuana production business is recently formed and has no operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

2. <u>Our financial statements have not been audited</u>. We have included historical financial statements in our disclosure documents. The financial statements: (a) were prepared internally; (b) may not have been prepared in accordance with generally accepted accounting principles; and (c) have not been audited by an outside certified public accountant or auditor. Consequently, the financial statements may not completely or accurately reflect our financial condition, our results of operations, or our cash flow. We encourage you to consult with your legal and financial advisors to determine whether you have sufficient financial information to evaluate the merits and risks of purchasing the Shares.

3. <u>Any financial projections are for illustrative purposes only</u>. To the extent financial projections have been provided, such financial projections were based on a variety of estimates and assumptions which may not be realized, and are inherently subject to significant business, economic, legal, regulatory, and competitive uncertainties, most of which are beyond our control. There can be no assurance that the financial projections will be realized, and actual results may differ materially from the projections.

4. <u>We will need to raise additional financing</u>. Our ability to implement our business plan will depend on our ability to obtain additional financing in the future. We cannot assure you that additional financing will be available on terms favorable to us. If adequate funds are not available on acceptable terms, our ability to start and grow our businesses would be dependent on the cash we raise from this offering and the cash flow, if any, from our operations, which may not be sufficient.

5. <u>We may not generate sufficient cash flow to make distributions to you</u>. There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions.

6. <u>Our success depends on the skills and expertise of Lawrence A. Cornell and Grant R. Chaput</u>. Our success substantially depends on the skills, talents, abilities, and continued management services of Lawrence A. Cornell and Grant R. Chaput. There is no guarantee that Mr. Cornell and Mr. Chaput will manage our business successfully. We do not carry life or disability insurance on Mr. Cornell or Mr. Chaput, nor do we have an employment agreement with Mr. Cornell or Mr. Chaput. The loss of the services of Mr. Cornell or Mr.

Chaput, for any reason, may have a material adverse effect on your investment in the Shares.

7.   <u>Our success depends on our ability to hire and retain additional qualified individuals</u>. Our success substantially depends on our ability to hire and retain additional individuals to implement our business plans. There is no assurance that we will be able to hire or retain qualified individuals, or that the individuals hired will be able to successfully implement our business plans.

Marijuana Industry Risks

8.   <u>Our business is illegal under federal law</u>. Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime. Under the Federal Controlled Substances Act of 1970 (the "<u>Federal CSA</u>"), marijuana is classified as a Schedule I drug, which is defined as having a high potential for abuse and no currently accepted medical use. Your investment in the Shares may: (a) expose you personally to criminal liability under federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with our businesses to seizure and forfeiture to the federal government. We encourage you to carefully review the U.S. Department of Justice Memorandum for All United States Attorneys dated August 29, 2013 from James M. Cole (the "<u>Cole Memo</u>"), which summarizes the current enforcement policies of the U.S. Department of Justice (the "<u>US DOJ</u>") concerning marijuana, which is included in the Listing.

9.   <u>The federal government's enforcement policies with respect to marijuana may change</u>. Since the release of the Cole Memo, federal United States Attorneys having jurisdiction in Oregon have not attempted to prosecute any person whose commercial marijuana operation is in compliance with Oregon law. As a result of the United States presidential election held on November 8, 2016, Donald Trump became President of the United States on January 20, 2017. President Trump nominated Jeff Sessions for Attorney General of the United States, and Mr. Sessions was confirmed by the United States Senate on February 8, 2017. Consequently, Mr. Sessions currently heads the US DOJ and will dictate the US DOJ's enforcement policies concerning marijuana. Mr. Sessions has stated his opposition to the legalization of marijuana, and may adopt US DOJ enforcement policies consistent with his position, including but not limited to a revocation of the Cole Memo. Any change in the US DOJ's enforcement policies likely will have a material adverse effect on us.

10.   <u>We will not be able to deduct many normal business expenses</u>. Under Section 280E of the Internal Revenue Code ("Section 280E"), many normal business expenses incurred in the trafficking of marijuana and its derivatives are not deductible in calculating our federal and Oregon income tax liability. A result of Section 280E is that an otherwise profitable business may in fact operate at a loss, after taking into account its income tax expenses. The application of Section 280E likely will have a material adverse effect on us.

11.   <u>Our success depends on our ability to maintain our real property lease</u>. We have entered into an Agricultural Lease for a premises located in Eagle Creek, Oregon (the "<u>Agricultural Lease</u>"). Our success depends on our ability to maintain our leasehold rights under the Agricultural Lease. Our failure to do so will have a material adverse effect on us. A copy of the Agricultural Lease is available upon request, subject to you signing a nondisclosure agreement.

12. Our success depends on our ability to obtain a marijuana license from the Oregon Liquor Control Commission. We have applied for a marijuana producer license from the Oregon Liquor Control Commission (the "OLCC") for the premises subject to the Agricultural Lease. Our success depends on our ability to obtain the license from the OLCC in the near future. Our failure to obtain and maintain the license will have a material adverse effect on us.

13. Our business is highly regulated and we may not be issued necessary licenses and permits. Our business and products are and will continue to be regulated as applicable laws continue to change and develop. Regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. Even if we obtain a marijuana production license from the OLCC, no assurance can be given that we will receive all of the other licenses and permits that will be required to operate our business. Further we cannot predict what kind of regulatory requirements our business will be subject to in the future.

14. The implementation of the Control and Regulation of Marijuana Act is uncertain. Effective January 1, 2017, the OLCC adopted its most recent rules to implement the Control and Regulation of Marijuana Act, which governs Oregon's recreational marijuana market. The OLCC's rules are unclear on a number of matters, and the OLCC likely will have to interpret and further amend the rules. Any interpretations of the rules by the OLCC, any additional rules adopted by the OLCC, and any additional statutes passes by the Oregon legislature could have a material adverse effect on us.

15. Customers for our marijuana business are limited. The customers of our marijuana production business will be limited to other Oregon-licensed marijuana businesses. We may not sell our products to any business or person located outside the State of Oregon. Consequently, we have a limited customer base.

16. We have numerous competitors. Our marijuana production business is not, by itself, unique. We have numerous competitors throughout the State of Oregon utilizing a substantially similar business model. Excessive competition may impact our sales and may cause us to reduce our prices. Any material reduction in our prices may have a material adverse effect on your investment.

17. Local laws and ordinances could restrict our business activity. Although legal under Oregon state law, local governments have the ability to limit, restrict, and ban medical marijuana businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed, and have a material adverse effect on our business.

18. We may not be able to obtain or maintain a bank account. Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most banks are unwilling to provide banking services to marijuana businesses. Our inability to obtain bank accounts could have a material adverse effect on our business.

19. We will not be able to register any federal trademarks for our marijuana products. Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies marijuana products. As a result, we likely will be unable to protect our marijuana product trademarks beyond

the geographic areas in which we conduct business. The use of our trademarks outside the State of Oregon by one or more other persons could have a material adverse effect on our business.

20.   Laws will continue to change rapidly for the foreseeable future. Local, state and federal laws and enforcement policies concerning marijuana-related conduct are changing rapidly and will continue to do so for the foreseeable future. Changes in applicable law are unpredictable and could have a material adverse effect on our business.

Security Risks

21.   The valuation of the Company and the Shares is not based on a professional appraisal. The valuation of the Company and the Shares is not based on a professional or reliable fair market value estimation or appraisal. No outside party, including our attorneys and financial advisors, has made any representations as to the fairness of the valuation of the Shares, the Company, our business, or your investment in general.

22.   Other shareholders have rights that are preferential to yours. You will be purchasing Common Shares. We previously issued Series A Preferred Shares to various shareholders. Additionally, we may issue more Series A Preferred Shares (or one or more other series of Preferred Shares) to other future investors. The holders of the Preferred Shares will have rights and preferences that are senior to yours. We encourage you to carefully review the Capitalization Chart and the Articles of Restatement of the Company.

23.   This Agreement has not been reviewed or approved by the government. No government agency or authority has reviewed or approved this Agreement or any of the documents provided to you relating to this Agreement, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the Shares.

24.   There will be significant restrictions on your ability to transfer the Shares. No market exists for the Shares. Federal and state securities laws will restrict your ability to transfer the Shares. Any share certificate that represents the Shares will contain a legend that will place additional restrictions on your ability to transfer the Shares. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should only enter into this Agreement if you are prepared to hold the Shares for an indefinite period of time.

25.   You will not have any right to control management. You will be a minority owner of the Company without any right to control the management of the Company. Our board of directors will have control over substantially all of the decisions related to our business. Our directors could cause the Company to take actions over your objections. Additionally, our directors will not be obligated to cause the Company to pursue any alternative course of action that may be suggested or advocated by you.

26.   An investment in the Shares has significant tax consequences. The tax consequences of an investment in the Shares are significant and complex, and may vary depending on your particular tax situation. We strongly encourage you to consult with your legal and tax advisors to determine the tax implications of purchasing the Shares.

OFFERING

FUGU, Inc. is raising up to $2.0 million in capital to fund the construction of its facilities and to operate the business through generation of revenue which is anticipated to occur approximately 12 months from the date of breaking ground, with groundbreaking expected to occur in late Spring 2017. Total cost of construction is approximately $1.5 million. The construction period is approximately 6 months. The Company will begin construction upon realizing gross new investment proceeds of $500,000. The minimum amount the Company must raise through the CannaCrowd offering is $250,000 at $2.25 per share. In addition, the Company is offering its Series A Preferred Stock to accredited investors in parallel at a price of $2.50 per share pursuant to Rule 506 of SEC Regulation D.

USE OF PROCEEDS

The entirety of the proceeds from the Company's sale of its common stock hereunder will be used to fund the project construction infrastructure and construction costs such as excavation, concrete, and utility service.

ABOUT THE PROJECT

Nothing happens in the cannabis industry – nothing – until someone grows the plant. Which begs the question, "What is the best way to grow?" So-called "top-shelf" product is typically grown indoors in converted warehouse and similar facilities. Although a significant amount of product is grown outdoors, such product is perceived in the marketplace as less valuable than indoor product grown in "clean room" like conditions. And outdoor grow operations have significantly higher agricultural crop risks due to weather and pest issues. And the fact that the plant is grown outdoors means the final flower product is significantly prone to gathering airborne particulate matter (i.e., dirt and other substances).

Typical "warehouse" type grows however, have their own operational and environmental impact issues. First, the plants required substantial amounts of artificial lighting, which in turn generate substantial amounts of heat and humidity the dissipation of which requires enormous amounts of energy for cooling and dehumidifcation. And it is well established that the plants "prefer" natural sunlight over artificial lights. In addition, warehouse space that is allowed to be used by landlord/owners for growing marijuana are in scarce supply such that the cost to the operator is substantially higher than it needs to be. Virtually all such indoor grows also suffer from another problem: They were not designed from the beginning for the purposes of growing agricultural products. Accordingly, significant retrofits, modifications and compromises are forced upon the operators of such a grow facility which in turn leads to inefficiencies in production and increased labor costs. Finally, plants are highly susceptible to mold, mildew and pest problems. Most indoor warehouse grows are not designed to be quickly sanitized in the event of an outbreak of such problems. (Imagine having to sterilize gypsum walls and hidden ductwork throughout the building to eliminate or minimize mold spores.)

FUGU, Inc. has taken a modern approach to these issues. By constructing agricultural buildings, on agricultural land (representing a fraction of the cost for a similar industrial warehouse), with 12 foot tall, double insulated steel walls, a polycarbonate sunlight diffusing roof material, with every surface in the structure being readily and easily cleaned and sanitized, and augmented with artificial lighting, the Company is able to produce any plant that can be grown in a warehouse, with but at a fraction (perhaps less than one half) of the electrical grid strain a warehouse grow requires. In addition, the entire facility has been completely designed and laid out to optimize plant health, maximize production and provide a human work flow process that is highly efficient resulting in substantially lower operating and labor costs. The Company has purchased and taken possession of, at a cost of approximately $300,000, two Nexus "Vail" light deprivation greenhouses of approximately 5,000 square feet each and which are ready to be erected on the company's long-term leased six-acre property in Clackamas County, Oregon. They will be erected on either side of a center structure that is dedicated to supporting the "flowering" phase of production in the light-deprivation greenhouses. This center section houses the master plant stock from which cuttings are cultivated and grown for an average of eight weeks prior to entering the greenhouse portion for another 8 weeks of the "flowering" stage of development. The center support structure also houses all the control logic for auto controlling the various environments throughout the facility including fertigation, heating, cooling, humidity, CO_2 levels and airflow. This area also houses the climate controlled drying and curing rooms, trim areas, vault, research laboratory, security and office space. As to security, the entire facility is surrounded by a security fence and is monitored continuously with video camera feeds with a continuous and recorded view of the entire facility, inside and out.

Every surface in the facility is a "hard" surface allowing for rapid sanitation and recovery in the event of a mildew or pest issue. The floor is of smooth concrete with floor drains and a separate below-grade excess plant water/nutrient runoff capture system that recycles it for use to irrigate and feed outdoor plants that are known to repel pests.

The greenhouses have a racking system for its flowering plant stock that consists of 130 racks of 16 feet x 4 feet to house 4 plants each. Each such rack is on ball bearing casters on a rail system such that we maximize the number of plants that can be cultivated while still allowing easy access for the grow team to hand care for and trim the plants during the growth phase.

The facility also has installed an entire lighting system that allows it to supplement the natural sunlight through the polycarbonate roof if and when required. The light system is set on a grid pattern and through sensors, continuously monitors and measures the quantity and quality of sunlight reaching the plants and turn on and off in a manner that optimizes their health and growth.

Every major (and several minor) environmental control element is monitored through sensors with the systems themselves operating on "auto run" with human monitoring through alarms and other means on a 24/7 basis – remotely. These systems can also be managed, adjusted and turned on and off remotely through a secure platform.

The Company will harvest one half of the production in one greenhouse every two weeks. It is anticipated that each such harvest will be 260, at an average expected yield of between 1.5 and 2.5 pounds per month or 4,680 to 7,800 pounds per year of dried, finished flower.

The Company anticipates that it will establish relationships with only the top producing and finest retailers in the Oregon market. We will establish branding of our product through retail merchandising, promotion, public relations and advertising. We will communicate to the marketplace our key competitive advantages, namely, that we produce sun grown product in a "clean" environment, that we produce through environmentally responsible means and that, for the benefit of retailers and consumers alike, there will always be on the shelf "FUGU" branded product thereby addressing one of the fundamental issues surrounding the rapid development of this industry – namely, the problem of inconsistent supply of "top shelf".

ABOUT THE ISSUER

The Issuer is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company has issued and outstanding 2 million shares of its common stock as held by the Company's founders, Larry A. Cornell (820,000 shares), Grant R. Chaput (820,000 shares) and Arnold A. Zidell (360,000 shares) and various private accredited investors have been issued 122,222 shares of the Company's Series A Preferred Stock.

ABOUT THE TEAM

Founders Larry A. Cornell and Grant R. Chaput have a collective 80 years of business and entrepreneurial experience. Mr. Cornell, a skilled and highly experienced project manager, is a life-long resident of Portland, OR and, among other endeavors, started with Steve Smith (co founder of Stash Tea, and founder of TAZO Tea and Smith Teamaker) the first coffee, tea and spice store in Portland, Oregon. Cornell and Smith also launched a very successful tea accessory importing business. Following several years of commercial and residential real estate development, Mr. Cornell owned and operated Hydronix, Inc., a firm that designed, engineered, installed and serviced municipal water pumping systems throughout the Northwest. Following the sale of Hydronix, Mr. Cornell established a 501(C)(3) not-for-profit foundation whose purpose is the care of Thailand misplaced working elephants. Mr. Cornell has come out of retirement to focus full time on the development and successful operation of the Company's business.

Grant R. Chaput is a highly experienced business attorney having graduating with high honors from Willamette University College of Law in 1991. In 25 years of law practice, his clients inluded adidas America, The Portland Venture Group, and Umpqua Feather Merchants. He spent six years as the Director of Administration/Legal Counsel at adidas America, Inc. serving on the senior management team during the company's growth from $400 million to over $1.5 billion in sales while there gaining significant operating experience in consumer packaged goods including sales, marketing promotions and retail merchandising. Mr. Chaput is also a highly experienced real estate development and project attorney. He is responsible on a full time basis for all administrative, human resources, compliance and legal affairs for FUGU, Inc.

The Company has also assembled a three-person team of master cultivators with collectively will over 40 years of growing experience in Northwest Oregon.

In addition, the Company has engaged Cdr, John Bickford (US Navy, Ret.) as its Chief Compliance Officer. Mr. Bickford is a recognized for his process and work flow control experience having commanded a Los Angeles-Class fast attach nuclear submarine and following retirement from the Navy's submarine service, worked for government contractors engaged in the clean-up of the Hanford Nuclear Reservation facilities in Richland, WA charged with monitoring and documenting best practices, lessons learned and process controls. Commander Bickford is charged with the implementation and management of the Company's seed-to-sale tracking systems as well as the documentation and management of the Company's work flow processes to develop industry "best practices."

The Company's outside legal counsel is Emerge Law Group, one of the preeminent cannabis centric law firms in the nation and whose founding partner was the primary drafter of Measure 91, the legalization of recreational marijuana in Oregon.

The Company's outside CPA firm is Isler NW and its public relations/communications firm is Gard Communications of Portland, Oregon. In addition, the Company's packaging and branded graphics development is lead by Anton Kimball of Kimball Design.

The Company's Board of Directors consists of Larry A. Cornell and Grant R. Chaput with a third member to be designated to represent the Company's outside investors upon the completion of this offering.

TERMS OF THE OFFERING

Type of Offering	Equity Raise
Issuer	
Shares Offered	$250,000 in Common Shares.
Number of Shares Available	Up to 444,444
Cost per Share	$2.25
Minimum Shares to Buy	100
Voting Rights	*Pro rata*
Use of Proceeds	Construction costs
Target Amount	$250,000
Oversubscriptions	The Issuer will accept purchases in excess of the Target Amount and additional Shares will be sold, up to a maximum of $1,00,000
Offering Deadline	October 30, 2017
Securities Exemption	The Issuer is relying on the exemption to registration in Section 6(a)(4) of the Securities Act of 1934 and Regulation Crowdfunding issued by the Securities and Exchange Commission.
Governing Law	Oregon
Transaction Process	These Securities are being sold via the GridShare LLC, a Funding Portal registered with the SEC (the "Intermediary"). Securities will be delivered to purchasers via the Intermediary's website, and will consist of a Note and a Note Purchase Agreement.
Cancellation	NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.
Risk Factors	You should consider carefully all the information set forth in our Form C and, in particular, you should evaluate the specific factors set forth under the heading "Risk Factors" in our Form C filed with the SEC, as well as the other information contained or incorporated herein by reference, before investing in any of the Shares.

Trading	The Shares are a new issue of securities with no established trading market. We do not intend to apply for listing of any series of the Shares on any securities exchange.
GridShare Compensation	For its services, GridShare will receive a fee of 3% of the net capital raised and 1% of the Shares offered

LEGAL MATTERS

The Shares have not been, nor will they be, registered under the Securities Act of 1933 or any state securities laws. This Shares may not be sold, assigned, or otherwise negotiated to any person unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel acceptable to the Company, that the sale, assignment, or other negotiation is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

These securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. Each purchaser of Shares acknowledges and represents that it is a qualified investor for securities offered pursuant to these exemptions, and that upon payment of the purchase price, the Purchase Agreement constitutes a legal and binding obligation of such purchaser.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse

ADDITIONAL INFORMATION

For additional information regarding the Offering or the terms thereof, please contact the Issuer via its listing on CannaCrowd.fund.